UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form CB
TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM
Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☑
Securities Act Rule 802 (Exchange Offer)	☐
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐
Note: Regulation S-T Rule 101(b)(8) only permits the filing or submission of a Form CB in paper by a party that is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act.
Olicom A/S
  (Name of Subject Company)
Not Applicable
(Translation of Subject Company’s Name into English (if applicable))
Denmark
(Jurisdiction of Subject Company’s Incorporation or Organization)
Olicom A/S
(Name of Person(s) Furnishing Form)
Common Shares, nominal value DKK 0.25 per share
(Title of Class of Subject Securities)
K7514 10 7
(CUSIP Number of Class of Securities (if applicable))
Olicom A/S
Rahbeks Allé 21
DK–1801 Frederiksberg
Denmark
Attention: Chief Executive Officer
Telephone: +45 (45) 27 00 00
with a copy to:
Locke Lord Bissell & Liddell LLP
2200 Ross Avenue, Suite 2200
Dallas, Texas 75201-6776
Attention: Lawrence D. Ginsburg
Telephone: (214) 740-8000
Facsimile: (214) 756-8524

(Name, Address (including zip code) and Telephone Number (including area code) of Person(s)
Authorized to Receive Notices and Communications on Behalf of Subject Company)
March 25, 2008
(Date Tender Offer/Rights Offering Commenced)

PART I — INFORMATION SENT TO SECURITIES HOLDERS
Item 1. Home Jurisdiction Documents
(a)	The following documents are attached as exhibits to this Form CB:
(1)	Prospectus dated March 12, 2008, relating to the issue of rights to be distributed on March 27, 2008 (translated into English).

(2)	Letter dated March 20, 2008, to shareholders resident in the United States.
(b)	Not applicable.
Item 2. Informational Legends
          Included in documents attached as exhibits hereto.
PART II — INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS
(1)	Not applicable.
(a)	Announcement dated March 12, 2008, to OMX Nordic Exchange, Copenhagen.
(2)	Not applicable.

(3)	Not applicable.
PART III — CONSENT TO SERVICE OF PROCESS
          Olicom A/S has filed a written irrevocable consent and power of attorney on Form F-X with the Securities and Exchange Commission on March 19, 2008.
PART IV — SIGNATURES
          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

OLICOM A/S
By:	/s/ Boje Rinhart
Boje Rinhart, Chief Executive Officer

Date: March 19, 2008

Exhibit Index

Exhibit Number	Description

(1)	Prospectus dated March 12, 2008, relating to the issue of rights to be distributed on March 27, 2008 (translated into English).

(2)	Letter dated March 20, 2008, to shareholders resident in the United States.

(3)	Announcement dated March 12, 2008, to OMX Nordic Exchange, Copenhagen.